Exhibit 99.1

COMMERCIAL

SALE AND PURCHASE AGREEMENT An Agreement made between SB (TND) INVESTMENT PTE LTD, (UEN 202344688N) a company incorporated in the Republic of Singapore and having its registered office at 23 Defu South Street 1 Singapore 533847 (hereinafter called “the Vendor’’) and the purchaser named in Item 1 of Annex A (hereinafter called “the Purchaser") on 1. General 1.1 Definitions 1.1.1 In this Agreement- "Agreement" means this Agreement entered into between the Vendor and the Purchaser for the sale and purchase of the Unit; "authorised deductions" means deductions from the Purchase Price which - (a) are specified in a duly served notice under clause 5.2(b); and (b) the Purchaser is entitled to make under this Agreement; "Base Rate" means the average of the prevailing prime lending rates of the Development Bank of Singapore, the Oversea-Chinese Banking Corporation, the Overseas Union Bank and the United Overseas Bank, rounded downwards to the nearest one-eighth of 1%; "Booking Fee" means the sum stated in Item 2 of Annex A paid as consideration for the grant of the Option to Purchase the Unit dated the date stated in Item 3 of Annex A; "Building" means the building known or to be known as built/to be built/being built by the Vendor under approved Building Plan BP No on part of the land in the District of in the Republic of Singapore being part of Government Resurvey Lot of Mukim/TS and forming part of the land contained in Grant No/ State Lease No —; "Certificate of Statutory Completion" means the Certificate of Statutory Completion issued by the Commissioner of Building Control under the Building Control Act; "certified copy" in relation to any document, means a copy of that document which is certified by the Vendor's solicitors to be a true copy thereof; “Commissioner of Building Control" means the Commissioner of Building Control appointed under the Building Control Act (Cap 29); "Commissioner of Buildings" means the Commissioner of Buildings appointed under the Buildings Maintenance and Strata Management Act 2004 (Act 47 of 2004); "Competent Authority" means the competent authority appointed under the Planning Act (Cap. 232); "Completion Date" means the date on which completion takes place in accordance with clause 17; "Controller of Housing" means the Controller of Housing appointed under the Housing Developers (Control and Licensing) Act (Cap.130); "defect" means any fault in the Unit which is due to defective workmanship or materials or to the Unit, the Building or the common property, as the case may be, not having been constructed according to the Specifications; limited common property" has the same meaning as in the Building Maintenance and Strata Management Act 2004; "Notice of Vacant Possession" means a notice by the Vendor to the Purchaser under clause 13.3 to take vacant possession of the Unit; "Notice to Complete" has the meaning given in clause 17.1; "Purchase Price" means the sum stated in Item 4 of Annex A; "Singapore Academy of Law" means the Singapore Academy of Law established by the Singapore Academy of Law Act (Cap. 294A); "Specifications" means the specifications set out in the Schedule; "Temporary Occupation Permit" means the temporary occupation permit issued by the Commissioner of Building Control under the Building Control Act (Cap. 29); "the Payment Schedule" means the Payment Schedule set out in clause 5.1; "the Unit" means the unit described in Item 5 of Annex A; "the Purchaser's solicitors" means the firm of solicitors stated in Item 6 of Annex A; "the Vendor's solicitors" means Messrs Wee Tay & Um LLP of 133 New Bridge Road #19-09/10 Chinatown Point Singapore 059413; "Transfer Date" means the date specified in clause 13.1; "Unit Purchase Price" means the amount stated in Item 7 of Annex A; "Vendor" and "Purchaser" include the personal representatives and the successors in title of the Vendor and Purchaser respectively; "working day" means any day from Monday till Saturday (inclusive) which is not a public holiday. 1.1.2 Words importing the singular shall include the plural and vice versa. 1.1.3 Words importing one gender shall include the other gender. 1.1.4 Any reference in this Agreement to any written law shall be a reference to the written law as it applies at the date of this Agreement. 1.1.5 If there is more than one vendor or more than one purchaser, the obligations which they undertake under this Agreement can be enforced against them all jointly or against them individually. 1.2 Service of Notices 1.2.1 Every notice required or authorised under this Agreement must be in writing. 1.2.2 Any notice or document required or authorised under this Agreement to be delivered or given to or by a party shall be sufficiently delivered or given if delivered or given to or by that party's solicitors in accordance with clause 1.2.3.

1.2.3 Notices or documents sent by the foliowing means are to be regarded as served: (a) by post in a registered letter addressed to the party to be served at his last known residence or place of business the time such letter would in the ordinary course be delivered unless the letter is returned through the post undelivered. (b) by telex or telegraphic facsimile transmission to the party to be served on the day of transmission if sent before 4 p.m. on a working day or 12 noon on a Saturday, or otherwise on the next working day. (c) by personal delivery at the last known residence or place of business of the party on the day of service. 1.2.4 Notwithstanding clauses 1.2.2 and 1.2.3, every notice required or authorised under this Agreement to be delivered or given to or by the Singapore Academy of Law must be delivered or given in accordance with the relevant Rules made under the Singapore Academy of Law Act (Cap. 294A). 1.2.5 Any notice or document required or authorised under this Agreement to be signed by a party shall be sufficiently signed if signed on behalf of that party by that party’s solicitors. 2. Agreement for Sale and Purchase The Vendor will sell and the Purchaser will buy free from all encumbrances the remainder of the leasehold estate for a term of thirty (30) years commencing from 21st day of February 2024 in the Unit at the Purchase Price. 3. Terms of Sale 3.1 The Unit is sold subject to - (a) the terms in this Agreement; and (b) the Singapore Law Society's Conditions of Sale 2012 or any other conditions issued from time to time by the Law Society of Singapore in so far as they are applicable to a sale by private treaty and are not varied by or inconsistent with the terms of this Agreement. 3.2 The Vendor and the Purchaser agree that the amendments stipulated in the Second Schedule shall form an integral part of this Agreement, and shall be read together with the main body, First Schedule and all other parts of this Agreement. If, however, there is an inconsistency between the terms of this Agreement or the First Schedule and the amendments stipulated in the Second Schedule, the said amendments stipulated in the Second Schedule shall prevail. 4. Purchase Price The Purchase Price is to be paid in the manner set out in this Agreement. 5. Payment Schedule 5.1 The Purchase Price must be paid by the Purchaser to the Vendor in instalments according to the Payment Schedule below, subject to the variations in clauses 5.2,5.7 and 5.13. Payment Schedule 1. Upon signing this Agreement 20% of the Purchase Price (inclusive of the Booking Fee)

2, Within 14 days after the Purchaser receives the following notices from the Vendor: (a) Notice that the foundation works relating to the Unit have been completed (b) Notice that the reinforced concrete works relating to the Unit have been completed (c) Notice that the brick walls relating to the Unit have been completed (d) Notice that the ceiling of the Unit has been completed (e) Notice that the door and window frames are in position, and that the electrical wiring (without fittings), the internal plastering and the plumbing of the Unit have been completed (f) Notice that the installation of electrical plant, sanitary equipment and airconditioning plant (if any) relating to the Unit has been completed (g) Notice that the car park, roads and drains serving the Building have been completed 3, Within 14 days after the Purchaser receives the Temporary Occupation Permit or Certificate of Statutory Completion in respect of the Unit 4, On Completion Date 10% of the Purchase Price 10% of the Purchase Price 5% of the Purchase Price 5% of the Purchase Price 5% of the Purchase Price 5% of the Purchase Price 5% of the Purchase Price 25% of the Purchase Price 10% of the Purchase Price payable as follows: (a) 2% of the Purchase Price to the Vendor; and (b) 8% of the Purchase Price to the Singapore Academy of Law as stakeholder. 5.2 The Purchaser shall, within 4 working days after receiving from the Vendor a Certificate of Statutory Completion relating to the Unit (or a certified copy thereof), serve - (a) on the stakeholder that Certificate or the certified copy thereof and a notice of deductions from the Purchase Price which he desires to make under this Agreement; and (b) on the Vendor at the same time, the same notice of deductions from the Purchase Price. 5.3 The stakeholder must then pay to the Vendor the sum referred to in item 4(b) of the Payment Schedule less all authorised deductions 3 working days after receiving from the Purchaser the Certificate of Statutory Completion relating to the Unit (or a certified copy thereof). 5.4 If the Vendor disputes all or any part of the deductions specified in the Purchaser's notice under clause 5.2(b), the Vendor may serve on the stakeholder a notice stating the amount of deductions in dispute and the amount not in dispute, if any.

5.5 The notice referred to in clause 5.4 must be served on the stakeholder at least one working day before the due date of payment under clause 5.3. 5.6 If a notice referred to In clause 5.4 is duly served on the stakeholder in accordance with clause 5.5, then, notwithstanding clause 5.3, the stakeholder shall be entitled to - (a) pay to the Vendor at the time prescribed by clause 5.3 (referred to as the payment due date) the sum referred to in item 4(b) of the Payment Schedule less the amount of deductions notified by the Purchaser under clause 5.2; (b) pay to the Purchaser the amount of deductions notified under clause 5.2 less the amounts disputed by the Vendor under clause 5.4 on the payment due date or 7 working days after the Vendor’s notice referred to in clause 5.4, whichever is the later; and (c) retain the amount disputed by the Vendor, pending the settlement of the dispute regarding the amount of deductions from the Purchase Price which the Purchaser is entitled to make under this Agreement, 5.7 If the Certificate of Statutory Completion relating to the Unit is issued before the Completion Date, then instead of the arrangements in item 4 of the Payment Schedule and clauses 5.2 to 5.6 above, the Purchaser must pay to the Vendor the last instalment of 10% of the Purchase Price in the following manner: (a) within 14 days after the Purchaser 2% of the Purchase Price. receives the Certificate of Statutory Completion (or a certified copy thereof) (b) on Completion Date the balance 8% of the Purchase Price. 5.8 All instalments in items 1 to 3 of the Payment Schedule are to be paid to the Vendor by way of cheques crossed "account payee only" drawn in favour of the bank account which the Vendor has opened (name of bank or financial institution). 5.9 All instalments payable to or by the Singapore Academy of Law under item 4(b) of the Payment Schedule must be paid in accordance with the relevant Rules made under the Singapore Academy of Law Act (Cap, 294A). 5.10 The interest or other income derived from any part of the Purchase Price held by the Singapore Academy of Law as stakeholder shall accrue to the Singapore Academy of Law. 5.11 Every notice referred to in clause 5.1 must be accompanied by the requisite certificate of the qualified person engaged by the Vendor. 5.12 The certificate of the Vendor's qualified person is conclusive of the fact that the works specified there have been completed, and the Purchaser must accept the certificate without further objection or enquiry. 5.13 The Vendor need not give the notices referred to in items 2(d), (e), (f) and (g) of the Payment Schedule in that order but may give them in any order. 5.14 Time is to be of the essence of this Agreement where payment of instalments of the Purchase Price is concerned. 6. Late Payment of Instalments 6.1 If the Purchaser fails to pay any or any part of any instalment according to clause 5 (other than any instalment to be paid by the stakeholder), interest on the unpaid amount is to be paid by the Purchaser to the Vendor until- (a) the unpaid amount is paid; or (b) the expiration of the repudiation notice period under clause 7.2, whichever first occurs.

6.2 Interest on the unpaid amount referred to in clause 6.1 shall begin to run from the 15th day after the Purchaser has received the relevant documents under Clause 5. 6.3 If the Purchaser fails to serve the Certificate of Statutory Completion or the certified copy thereof on the stakeholder in accordance with clause 5.2, interest on 8% of the Purchase Price is also to be payable by the Purchaser to the Vendor. 6.4 The interest referred to in clause 6.3 shall run from the Sth working day after the Purchaser has received the Certificate of Statutory Completion (or the certified copy thereof) from the Vendor and shall continue until - (a) the Purchaser serves that Certificate or certified copy on the stakeholder; or (b) the expiration of the repudiation notice period under clause 7.2, whichever first occurs. 6.5 The interest referred to in clauses 6.1 and 6.3 shall be calculated on a daily basis at the rate of 2% above the Base Rate. 7. Repudiation by Purchaser 7.1 The Vendor has the right to treat this Agreement as having been repudiated by the Purchaser if- (a) any instalment of the Purchase Price (not being an instalment to be paid by the stakeholder) and interest remains unpaid for more than 14 days after its due date; or (b) the Purchaser has not served the Certificate of Statutory Completion or the certified copy thereof on the stakeholder at the end of 18 days after receiving that Certificate or certified copy from the Vendor. 7.2 To treat this Agreement as repudiated, the Vendor must give to the Purchaser not less than 21 days' notice in writing of the Vendor's intention to treat this Agreement as having been repudiated by the Purchaser. 7.3 This Agreement is to be treated as annulled after the notice period referred to in clause 7.2 has expired unless the unpaid instalments and interest have been paid or the requisite document has been served before the expiry of that notice period. 7.4 Once this Agreement is annulled, the Vendor has the right to - (a) resell or otherwise dispose of the Unit as if this Agreement had not been entered into; (b) recover from the instalments (excluding interest) previously paid by the Purchaser all interest owing and unpaid at the date of annulment; and (c) forfeit and keep 20% of the Purchase Price from the instalments (excluding interest) previously paid by the Purchaser. 7.5 After deducting the amounts referred to in clause 7.4(b) and (c) from the instalments previously paid by the Purchaser, the Vendor must refund the balance of those instalments not more than 21 days after one of the following dates, whichever is the later: (a) the date this Agreement is annulled; or (b) where vacant possession of the Unit has been delivered to the Purchaser, the date vacant possession of the Unit is returned to the Vendor, after which neither party shall have further claims against each other. 7.6 If the Vendor does not refund the balance of the instalments in accordance with clause 7.5, interest on the unrefunded balances is to be payable by the Vendor to the Purchaser until the unpaid balances are paid; and the interest shall run from the 22nd day after the relevant date and be calculated on a daily basis at the rate of 2% above the Base Rate.

8. Payment to Mortgagee If the land on which the Unit is built is subject to an encumbrance, the Purchaser must, instead of paying the instalments of the Purchase Price due under clause 5 to the Vendor, pay the instalments to the encumbrancer, and the Purchaser shall be regarded as duly performing his obligations under clause 5 by making payment in that manner, 9. Title and Share Value 9.1 The title to the land on which the Unit is or is to be built shall be properly deduced. 9.2 The Purchaser may not ask for the delivery or production of deeds not in the Vendor's possession nor may he raise any requisition on or objection against them. 9.3 The share value allotted to the Unit in the schedule of strata units filed with and accepted by the Commissioner of Buildings under the Building Maintenance and Strata Management Act 2004 (Act 47 of 2004) is as stated in Item 8 of Annex A. The Purchaser’s share of maintenance charges for the common property of the Building shall be as stated in Item 9 of Annex A. 10. Vendor’s Obligations 10.1 The Vendor must as soon as possible build the Unit, together with all common property of the Building, in a good and workmanlike manner according to the Specifications and the plans approved by the Commissioner of Building Control and other relevant authorities. 10.2 The Vendor shall at his own cost and expense - (a) build the roads, driveways, drains, culverts and sewerage mains serving the Building according to the requirements and specifications of the Commissioner of Building Control; and (b) lay all necessary water, electricity and sewerage mains to serve the Unit and the Building. 10.3 The Vendor must obtain all the necessary consents and approvals of the Commissioner of Building Control and other relevant authorities for the construction of the Unit, and must comply with all the requirements of the Commissioner of Building Control and other relevant authorities for the construction of the Unit. 10.4 The Vendor must at his own expense obtain the approval of the Competent Authority under the Planning Act (Cap. 232) for the subdivision of the land on which the Building is or is to be built, but any delay in obtaining the approval is not to be a ground for the Purchaser to delay any payment due under clause 5 or 6. 10.5 The Vendor must at his own expense obtain the Subsidiary Strata Certificate of Title for the Unit in the Building except where the Registrar of Titles gives a direction that no Subsidiary Strata Certificate of Title will be issued for the units in the Building. 11. Purchaser's Obligations 11.1 The Purchaser must pay for all turning-on fees for the supply of electricity or other amenities to the Unit. 11.2 Where the Certificate of Statutory Completion has not been issued for the Unit, the Purchaser shall not, without the prior written consent of the Vendor, carry out or cause to be carried out any alterations or additions to the Unit which result in the Unit not having been constructed according to the plans and specifications approved by the Commissioner of Building Control. 11.3 if the Purchaser or his employee or agent damages any of the common property of the Building, the Purchaser must make good such damage to the satisfaction of the Vendor's qualified person.

12. Title Surveys 12.1 The Vendor must conduct or cause to be conducted all necessary title surveys relating to the subdivision of the Building and to the production of conveyance plans for the Purchaser in respect of the Unit. 12.2 The Vendor and Purchaser shall contribute in the following proportions to meet the expenses (exclusive of goods and services tax) for the title surveys and the production of conveyance plans referred to in clause 12.1: Vendor 50% Purchaser A proportion of the balance of 50% which is equal to the proportion the share value allotted to the Unit bears to the aggregate share value for the Building. 12.3 The registered land surveyor engaged by the Vendor to conduct the title surveys and to produce the conveyance plans shall certify the amount of contribution payable by the Purchaser. The surveyor's certificate shall be final and conclusive as to the amount of contribution payable by the Purchaser. 12.4 The Purchaser shall on demand pay to the Vendor the amount of contribution certified under clause 12.3 and all goods and services tax charged by law on the supply of the surveyor's services. 13. Delivery of Possession 13.1 The Vendor must deliver vacant possession of the Unit to the Purchaser no later than 21 February 2028. 13.2 Before delivering vacant possession of the Unit to the Purchaser, the Vendor must ensure that the Unit has been completed so as to be fit for occupation and must remove all surplus material and rubbish from the Unit and the Building. 13.3 The Vendor shall deliver vacant possession of the Unit to the Purchaser by delivering a Notice of Vacant Possession In respect of the Unit. On delivery of vacant possession of the Unit to the Purchaser, the Vendor must deliver to the Purchaser a copy of- (a) the Temporary Occupation Permit or the Certificate of Statutory Completion for the Unit; and (b) a certificate by the Vendor’s qualified person that the Unit and the Building (and all the roads, drainage and sewerage works for the Building) have been constructed according to the Specifications and plans approved by the Commissioner of Building Control and that all water and electricity supplies and all gas supplies (if any), have been properly connected to the Unit. 13.4 If the Vendor for any reason does not deliver vacant possession of the Unit to the Purchaser by the Transfer Date, the Vendor must pay to the Purchaser liquidated damages. 13.5 Liquidated damages under clause 13.4 are to be calculated on a daily basis, commencing from the day immediately after the Transfer Date, at the rate of 10% per annum on the total sum of all the instalments paid by the Purchaser towards the Purchase Price and shall run until the Purchaser receives a Notice of Vacant Possession from the Vendor in respect of the Unit. 13.6 Any liquidated damages payable to the Purchaser under clause 13.4 may be deducted from any instalment of the Purchase Price due to the Vendor. 13.7 Before taking possession of the Unit, the Purchaser must - (a) arrange for the supply of water, electricity and other utility services to be supplied and separately metered to the Unit; and (b) pay to the Vendor a deposit of $500 from which deductions may be made to make good any damage caused by the Purchaser (or his employee or agent) to the common parts of the Building.

14. Maintenance Charges 14.1 The Purchaser shall pay to the Vendor maintenance charges for the maintenance of the common property of the Building and any limited common property which the Purchaser is entitled to the benefit of, and for the provision of cleaning and other services from - (a) the date the Purchaser actually takes possession of the Unit; or (b) the 15th day after the date the Purchaser receives from the Vendor the Notice of Vacant Possession in respect of the Unit, whichever is the earlier. 14.2 The amount of maintenance charge shall be as approved by the Commissioner of Buildings. 14.3 The Purchaser must also pay to the Vendor all goods and services tax charged by law on the supply of maintenance, cleaning and other services referred to in clause 14.1. 14.4 The maintenance charges for the first 6 months and the goods and services tax relating to those charges are to be paid in advance in one lump sum, and are subsequently to be paid quarterly in advance. 14.5 The Purchaser need not pay the maintenance charge and any goods and services tax relating to it once the management corporation of the Building takes over from the Vendor the function of maintaining the Building and the provision of cleaning and other services. 14.6 If any part of the maintenance charge or goods and services tax is not paid at the end of 14 days after it is due, the Purchaser must then pay interest at 2% above the Base Rate on such unpaid amount. 15. Changes from Specifications and Plans 15.1 In the course of erecting the Unit, the Vendor shall ensure that no changes from the Specifications and approved plans shall be made except as follows: (a) changes which have been approved or are required by the Commissioner of Building Control or other relevant authorities; or (b) changes which have been certified by the Vendor's qualified person as convenient or necessary. 15.2 The Purchaser need not pay for the cost of any such changes. 15.3 In the event that any such change involves the substitution or use of cheaper materials or an omission of any works or a reduction in the scale of works originally agreed to be carried out by the Vendor, the Purchaser shall be entitled to a corresponding reduction in the Purchase Price or to damages. 15.4 If the final approved building plans for the Unit and the Building differ substantially from the plans and specifications approved by the Purchaser at the date of this Agreement, the Purchaser has the right to terminate this Agreement; and if this happens - (a) the Vendor must refund all moneys paid by the Purchaser with interest calculated at the rate of 10% per annum; and (b) Upon such payment, neither party will have any claim against the other. Any dispute as to whether the Unit when built differs substantially from the approved plans and specifications is to be referred to arbitration under the Arbitration Act (Cap. 10). 16. Certificate of Statutory Completion 16.1 The Vendor must at his own cost and expense do everything necessary to procure the issue of the Certificate of Statutory Completion for the Unit, and must produce that Certificate to the Purchaser once it is issued.

16.2 At any time after the date of delivery of vacant possession of the Unit to the Purchaser but before the issue of the Certificate of Statutory Completion for the Unit, the Vendor and his workmen or agents have the right to make such alterations or additions to the Unit as may be required by the Commissioner of Building Control, and the Purchaser agrees to grant them access to the Unit at reasonable times for that purpose. 16.3 if the issue of a Certificate of Statutory Completion in respect of the Unit is refused, withheld or delayed owing to any alteration or addition carried out or caused to be carried out by the Purchaser without the Vendor’s prior written consent, or some other act or omission by the Purchaser, the Vendor may by notice in writing require the Purchaser to take such measures as are necessary to enable the Vendor to obtain the Certificate of Statutory Completion within 30 days of that notice. 16.4 If the Purchaser does not comply with the Vendor's notice under clause 16.3, the Vendor and his workmen or agents have the right to enter the Unit to make such necessary alterations and additions to the Unit as may be required by the Commissioner of Building Control, and to recover from the Purchaser the cost of the alterations and additions. 17. Completion 17.1 The Vendor must give to the Purchaser a Notice to Complete requiring completion of the sale and purchase of the Unit in accordance with this clause no later than 21 February 2031 or 3 years after the date of delivery of vacant possession of the Unit, whichever is the earlier. 17.2 Completion must take place 14 days after the Purchaser receives the Vendor's Notice to Complete accompanied by a certificate by the Vendor's qualified person stating that the Competent Authority approves the subdivision of the Building. 17.3 The completion of the sale and purchase of the Unit is to take place at the office of the Vendor's solicitors. 17.4 On completion, the Vendor must execute a proper assurance to the Purchaser of the Unit. The Vendor must also deliver to the Purchaser a duplicate Subsidiary Strata Certificate of Title for the Unit in the Building unless the Registrar of Titles has directed that no Subsidiary Strata Certificate of Title will be issued for the units in the same Building. The assurance is to be prepared by and at the expense of the Purchaser. 17.5 If for any reason the Vendor does not give a Notice to Complete by the date specified in clause 17.1, the Vendor must pay to the Purchaser liquidated damages. 17.6 Liquidated damages under clause 17.5 are to be calculated on a daily basis at the rate of 10% per annum on the total instalments paid by the Purchaser towards the Purchase Price and shall run from the date on which the Notice to Complete should have been given under Clause 17.1 until the date when the Notice to Complete is actually given to the Purchaser. 17.7 Any liquidated damages payable to the Purchaser under clause 17.5 may be deducted from any instalment due to the Vendor. 17.8 The deposit of $500 referred to in clause 13.7(b) (less any deductions permitted under this Agreement) must be refunded to the Purchaser or his assignee on the Completion Date. 17.9 Notwithstanding completion of the purchase of the Unit, the terms of this Agreement which are not fulfilled are to remain in effect as between the Vendor and Purchaser. 18. Defects Liability Period 18.1 The Vendor must make good at his own cost and expense any defect in the Unit, Building or the common property which becomes apparent within 12 months from the date the Purchaser receives the Notice of Vacant Possession in respect of the Unit.

18.2 The Vendor must make good any defect within one month of his receiving a notice from the Purchaser requiring the Vendor to make good such defect, failing which the Purchaser may do the following: (a) notify the Vendor of his intention to cause rectification works to be done and the estimated cost of carrying out those works; and (b) give the Vendor an opportunity to carry out the proposed rectification works within 14 days after the date of the Notice in paragraph (a), failing which he may proceed to rectify the defect by his own employees or workmen. 18.3 If the Vendor, after having been duly notified under clause 18.2, fails to carry out the rectification works to make good the defect within the specified time, the Purchaser has the right to recover from the Vendor the cost of those rectification works. The Purchaser may deduct the cost of those rectification works from the sum referred to in item 4(b) of the Payment Schedule. 18.4 This clause does not excuse the Vendor from his obligations under clause 16. 19. Errors, omissions and misdescription 19.1 On the execution of this Agreement, the Vendor shall furnish to the Purchaser a certificate issued by a registered land surveyor certifying that the area of the Unit is the area derived from the dimensions shown in the plans approved by the Commissioner of Building Control and other relevant authorities. 19.2 Any error, omission or misdescription of the area of the Unit does not invalidate this Agreement nor does it give the Purchaser the right to be discharged from the purchase, but should any such error, omission or misdescription of the area be discovered on completion of the title survey as approved by the Chief Surveyor, the Purchaser has the right to an adjustment of the Purchase Price calculated under clause 19.3. 19.3 Where, on completion of a title survey as approved by the Chief Surveyor, it is discovered that the area of the Unit is less than the area stated in this Agreement, the Purchase price is to be reduced as follows: Deficiency (a) Not more than 3% of the area stated in this Agreement (b) More than 3% of the area stated in this Agreement Reduction No reduction Reduction at the amount stated in Item 7 of Annex A per square metre of deficiency which is in excess of 3% of the area stated in this Agreement. Any adjustment of the Purchase Price under this clause shall be made on Completion Date and may be deducted from any instalment of the Purchase Price due to the Vendor under item 4 of the Payment Schedule or clause 5.7, as the case may be. 19.4 The Vendor does not have the right to any adjustment in the Purchase Price if, on completion of the title survey as approved by the Chief Surveyor, it is discovered that the area of the Unit is more than the area stated in this Agreement. 20. Taxes 20.1 After the Purchaser receives from the Vendor a Notice of Vacant Possession in respect of the Unit, the Purchaser must pay for all property tax and other outgoings levied in respect of the Unit and must on demand reimburse the Vendor for all such property tax and outgoings which may have been paid by the Vendor after the date of receipt of such Notice. 20.2 Where any property tax and other outgoings levied in respect of the Unit before the date of receipt of the Notice of Vacant Possession have been paid by the Purchaser, the Vendor must on demand reimburse the Purchaser for all such property tax and outgoings apportioned up to (and including) that date.

20.3 The Purchaser must pay to the Vendor all goods and services tax charged by law on the supply of the Unit and any other goods or services supplied under this Agreement. 20.4 The Purchaser must on demand pay to the Vendor goods and services tax within the time stated in clause 5 or in whatever manner required by law or by the Comptroller of Goods and Services Tax. 20.5 If such goods and services tax remains unpaid when due, the Purchaser must pay interest (calculated on a daily basis at the rate of 2% above the Base Rate) on the unpaid tax from the day after it becomes due until such time as it is paid. 20A. Mediation 20A.1 The Vendor and the Purchaser agree that before they refer any dispute or difference relating to the agreement to arbitration or court proceedings, they shall consider resolving the dispute through mediation at the Singapore Mediation Centre in accordance with its prevailing prescribed forms, rules and procedures. 20A.2 For the avoidance of doubt, this clause shall not amount to a legal obligation on the part of either the Vendor or the Purchaser to attempt mediation as a means of resolving their dispute or difference, 21. Governing Law This Agreement is governed by Singapore law.

FIRST SCHEDULE
SPECIFICATIONS OF THE UNIT 1. Structure Precast reinforced concrete piles, post-tensioned beam & hollow core slab system, conventional RC beam & slab system, where applicable 2. Walls a) External walls Cast in-situ reinforced concrete (“RC") Wall and/or Lightweight Concrete Panel Wall and/or Blockwall, where applicable b) Internal walls Cast in-situ RC Wall and/or Lightweight Concrete Panel Wall and/or Blockwall, where applicable 3. Roof RC roof structures with appropriate waterproofing system and insulated metal roof, where applicable 4. Ceiling a) Production Units: Bare concrete finish b) Industrial Canteen: Bare concrete finish c) Toilet: False ceiling with paint finish 5. Windows Powder coated aluminum framed glass window with tinted glass panels and/or powder coated aluminum frame fixed glazing and/or fixed aluminum louvre, where applicable 6. Doors Metal and/or timber doors and/or roller shutters and/or PVC doors, where applicable 7. Locks Standard lock set 8. - Flooring a) Production Units i. Production: Power float concrete floor finish ii. Toilet: Floor tiles iii. Meter Compartment: Bare concrete finish b) Industrial Canteen 1. Canteen: Bare concrete finish 11. Toilet: Floor tiles 111. Meter Compartment: Bare concrete finish 9. Wall Finishes a) Production Units i. Production: Skim coat with emulsion paint ii. Toilet: Wall tiles up to false ceiling level iii. Meter Compartment: Bare concrete finish b) Industrial Canteen i. Canteen: Skim coat with emulsion paint ii. Toilet: Wall tiles iii. Meter Compartment: Bare concrete finish Note: All wall finishes shall terminate at false ceiling level, where applicable. Remaining wall surface above the false ceiling will be left in its original bare condition.

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10. Plumbing & Sanitary Installation

Plumbing & sanitary installation will be provided in accordance with the statutory requirement/ approval.

11. Electrical Installation

Unit	Power Provision
Production Unit (1st storey)	80A, 3-phase
Production Unit (2nd – 10th storey)	60A, 3-phase
Industrial Canteen 1 & 2	200A, 3-phase

a) An electrical distribution board will be installed in each unit to serve the base M&E services including ventilation fan, emergency and exit lights, emergency call bell system, roller shutters, toilet lights only. Subsequent outgoing to serve the unit demand (including breakers, cabling works, fittings, etc.) shall be by the unit owners. Purchasers to apply for their Utility Account with the service provider and to provide grid metering panel for their own Distribution Board (DB) in accordance with the statutory requirement/ approval.

b) Emergency and Exit Lights to all units shall be provided in compliance with statutory requirement/ approval.

12. Additional Information

a) **Structural Floor Loading**

Storey	Description	Floor Loading
1st & 2nd Storey	Industrial Canteen	$10.0kN/m^2$
1st – 10th Storey	Production Units	$10.0\ kN/m^2$
	Common Parking, Loading / Unloading Area	$7.5\ kN/m^2$

b) **Structural Floor Height**

Storey	Description	Estimated Floor to Floor Height
1st Storey	Production, Industrial Canteen	5.25m
2nd Storey	Production, Industrial Canteen	5.25m
3rd – 10th Storey	Production	5.25m

c) **Fire Protection**

The building is protected by hose-reels, fire extinguishers, dry risers, automatic fire sprinkler system, automatic fire alarm system(s), fire and evacuation lifts, Fire Command Centre (FCC), fire hydrants and emergency voice communication system(s), in accordance with statutory requirement/ approval.

"Exit" lights and emergency lights will be provided in accordance with statutory requirement/ approval.

d) **Air Conditioning & Mechanical Ventilation**

Air-conditioning system will be provided to the following common areas:

- Fire Command Centre
- Management Office
- Fire Fighting Lobby 3 at 2nd Storey
- Consumer Switch Room
- Main Distribution Frame (MDF) Room

Where natural ventilation is not possible, mechanical ventilation system will be provided to Industrial Canteen Units, Production Units and designated common areas in compliance with statutory requirement/ approval.

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e) **Telecommunication Services**
Space and facilities provision will be provided in accordance with statutory requirement/ approval.

Purchasers to apply their own telecommunication service.

f) **Lightning Protection**
Lightning protection system will be provided in accordance with statutory requirement/ approval.

g) **Security**
Surveillance CCTV cameras will be provided at strategic locations.
Vehicular barrier system will be provided.

h) **Vertical Transport**

Location	Lift	Quantity	Capacity (kg)
Fire Lift Lobby 1	Passenger/ Fire Lift 1	1	900
Fire Lift Lobby 2	Passenger/ Fire Lift 2	1	900
Fire Lift Lobby 3	Passenger/ Fire Lift 3, Passenger/ Fire /Evacuation Lift 4	2	900

i) **Kitchen Exhaust Duct (Industrial Canteen)**
Dedicated kitchen exhaust riser duct will be provided from each industrial canteen unit level to designated discharge level with a cap-off for purchaser's connection at high level.

Purchasers to install duct from riser to kitchen including kitchen exhaust fans, duct from riser to exhaust louvres, electronic air cleaners etc.

j) **Grease Interceptor (Industrial Canteen)**
Dedicated grease interceptor is provided for each industrial canteen unit. Maintenance of grease interceptor will be by industrial canteen unit purchaser.

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DESCRIPTION OF BUILDING PROJECT

a. General Description

Multiple-user factory on Lot MK29-03336T at Tampines North Drive 4 (Tampines Planning Area)

- 239 production units
- 2 industrial canteens

b. Details of Building Specifications

Refer to the building specifications in the First Schedule hereto.

c. Type of Production Units located in the Building Project & Total Number of Units

Production Units					
Type	No of Units	Type	No of Units	Type	No of Units
A1	1	B1a	4	B1b	4
A2	1	B2a	4	B2b	4
A3	2	B3a	4	B3b	4
A4	2	B3a1	1	B4b	16
A5	1	B4a	20	B5b	12
A6	1	B5a	15	B6b	4
		B6a	5	B7b	4
		B7a	5	B8b	8
		B8a	10	B9b	8
		B9a	10	B10b	4
		B10a	5	B11b	4
		B11a	5	B12b	4
		B12a	4	B13b	12
		B13a	13	B14b	12
		B13a1	1	B15b	4
		B14a	14		
		B14a1	1		
		B15a	5		
		B16	1		

d. Description of Common Property

1	Substation / Transformer Rooms
2	Consumer Switch Rooms
3	Main Distribution Frame (MDF) Room
4	Sprinkler, Fire Hosereel and Hydrant Tank & Pumps Room
5	Domestic Water Tank and Pumps area
6	Domestic Water Transfer Tank & Pumps area
7	All Risers – Electrical / Emergency Voice Communication (EVC) / Extra Low Voltage (ELV) / Water / Sanitary / Telecom / Dry risers
8	Rainwater Downpipe
9	Detention Drain
10	Jet Fans / Mechanical Ventilation System for common areas where applicable
11	Fire Command Centre (FCC) / Management Office
12	Bin Centre
13	Car, Motorcycle and Bicycle Parking Lots
14	Heavy Vehicle Parking Lots
15	Driveway and Driveway ramp
16	Internal and External corridors
17	Fire Escape Staircases (Perforated Metal & RC)
18	Fire Lift Lobbies, Smoke Stop Lobby & Lifts
19	RC Roof with associated M&E equipment

20 RC roof with appropriate waterproofing system and metal roof 21 Planter strip 22 Vertical Green Panels 23 Stand-by Genset 24 Common Loading/ Unloading Areas 25 End of Trip Facilities with Accessible Toilet at 1st storey 26 Covered Linkway e. Description of Parking Spaces > 3 numbers accessible lots > 111 numbers car parking lots > 115 numbers heavy vehicle parking lots > 8 numbers motorcycle lots > 132 numbers bicycle lots *number of lots subject to authority approval f. Purpose of Building Project and Restriction As To Use The building project is designed for general industrial users as permitted by the Competent Authorities under the Planning Act (Cap 232) for Business 2 (B2) zoning in accordance with the Master Plan Written Statement. Its use is restricted to industrial only, rules and regulations are contained in Schedule A, Schedule B and the Grant of Written Permission dated 25/6/2024 and its Corrigendum dated 12/7/2024,

THE SECOND SCHEDULE The terms of this Agreement shall be amended as follows: 1. Clause 1.1.1 is amended as follows: (a) by deleting the definitions of "Base Rate", “Building", "certified copy", "Commissioner of Buildings” and “Specifications" appearing therein and substituting therefor the following: "Base Rate" means the average of the prevailing prime lending rates of DBS Bank Ltd, Oversea-Chinese Banking Corporation Ltd and the United Overseas Bank Ltd, rounded downwards to the nearest oneeighth of 1%; "Building" means the building known as or to be known as Tampines Connection built or to be build or being built by the Vendor under approved Building Plan BP No A1830-00464-2023-BP01 on Government Resurvey Lot 3336T of Mukim 29 situated in the Republic of Singapore; "certified copy” in relation to the Temporary Occupation Permit or the Certificate of Statutory Completion in respect of the Unit means a copy of that document which is confirmed in writing by the Vendor’s solicitors to have been issued by the Commissioner of Building Control under the Building Control Act (Cap. 29), based on the written confirmation by a Qualified Person of the Building that such a document has been so issued by the Commissioner of Building Control; “Commissioner of Buildings" means the Commissioner of Buildings appointed under the Building Maintenance and Strata Management Act (Cap. 30C); “Specifications" means the specifications set out in the First Schedule; (b) by inserting 3 additional definitions to read as follows: “Building Agreement" means the Building Agreement dated 21st February 2024 made between Jurong Town Corporation of the one part and SB (TND) Investment Pte Ltd of the other part. "JTC” means Jurong Town Corporation. “Lease” means the Lease issued or to be issued by JTC under the Building Agreement. 2. The heading "Specifications of the Unit" is amended to read as First Schedule. 3. The prescribed items in the First Schedule as follows: 1. Structure 2. Brick 3. Roofing Tiles 4. Roof Timbers 5. Ceiling 6. Windows 7. Doors 8. Locks 9. Decoration 10. Flooring 11. Wall Tiles 12. Sanitary Installation 13. Electrical Installation are replaced with the following items: 1. Structure 2. Walls 3. Roof 4. Ceiling

5. Windows 6. Doors 7. Locks 8. Flooring 9. Wall Finishes 10. Plumbing & Sanitary Installation 11. Electrical Installation 12. Additional Information 4. All references to limited common property wherever it appears in this Agreement shall be deleted. 5. Clause 3 is amended by adding a new sub clause 3,3 as follows: 3.3 The Vendor and the Purchaser agree that: (a) the definition of "Property" in Condition! of the Law Society of Singapore's Conditions of Sale 2012 shall be amended as follows: "Property” used in these Conditions means the Unit; (b) Conditions 5,1,7.1.3,7.3,7.4 and 10.2 of the Law Society of Singapore's Conditions of Sale 2012 shall not apply to the sale and purchase of the Unit; (c) Condition 13(b) of the Law Society of Singapore’s Conditions of Sale 2012 shall be varied so that the risk remains with the Vendor and shall pass to the Purchaser on: (i) the date the Purchaser actually takes possession of the Unit; or (ii) the 15th day after the Purchaser receives the Notice of Vacant Possession in respect of the Unit, whichever is the earlier. 6. Clause 5.1.1 is amended as follows: Within 8 weeks from the date of the Option 6A. Clause 5.1.2(c) is amended as follows: Notice that the walls relating to the Unit have been Completed 7. Clause 5.1.3 is amended as follows: Within 14 days after the Purchaser receives the Temporary Occupation Permit or Certificate of Statutory Completion in respect of the Unit (or a certified copy thereof) 20% of the Purchase Price (inclusive of the Booking Fee) 5% of the Purchase Price 25% of the Purchase Price 8. Clause 5.8 is amended as follows: All instalments in items 1 to 3 of the Payment Schedule are to be paid to the Vendor by way of cheque or cashier's order crossed “Account Payee only” drawn in favour of “DBS Bank for Proceeds Account of SB (TND) Investment Pte Ltd” which the Vendor has opened with DBS Bank Ltd or by telegraphic transfer/Fast and Secure Transfers, MAS Electronic Payment System to the aforesaid bank account. 9. Clause 5.11 is amended as follows: “Every notice referred to in clause 5.1 must be accompanied by a copy of the requisite certificate of the qualified person engaged by the Vendor"

10. Clause 5.13 is amended as follows: "The Vendor need not give the notices referred to in items 2(c), (d), (e), (f) and (g) of the Payment Schedule in that order but may give them in any order.” 11. Clause 6.2 is amended as follows: “Interest on the unpaid amount referred to in clause 6.1 shall begin to run from the day immediately after the expiry of the relevant period referred to in Clause 5.” 12. Clause 7.4 is amended as follows: 7.4 Once this Agreement is annulled, the Vendor has the right to - (a) resell or otherwise dispose of the Unit as if this Agreement had not been entered into; (b) recover from the instalments (excluding interest) previously paid by the Purchaser all interest owing and unpaid at the date of annulment; and (c) forfeit and keep 20% of the Purchase Price from the instalments (excluding interest) previously paid by the Purchaser. Provided that if the instalments (excluding interest) previously paid by the Purchaser are not sufficient to cover the amounts referred to in Clauses 7.4(b) and 7.4(c), the Vendor has the right to claim and recover from the Purchaser any shortfall of the said amounts. The costs and expenses (including legal costs) incurred by the Vendor in such claim and recovery shall be paid by the Purchaser. 13. All references to "Housing Project" in clause 12.1 and in clauses 1(3)(1),1(^, 2(a), 2 (e) ,2(i), 2 (j), 2(k) and 2(m) of Schedule A are deleted. 14. Clauses 14.2,14.5 and 14.6 are amended as follows: 14.2 The amount of the maintenance charges shall be as approved by the Commissioner of Buildings. 14.5 The Purchaser need not pay the maintenance charges and any goods and services tax relating to it once the management corporation of the Building takes over from the Vendor the function of maintaining the Building and the provision of cleaning and other services, 14.6 If any part of the maintenance charges or goods and services tax is not paid at the end of 14 days after it is due, the Purchaser must then pay interest at 2% above the Base Rate on such unpaid amount until such time as It is paid. 15. Clause 16.1 is amended as follows: The Vendor must at his own cost and expense do everything necessary to procure the issue of the Certificate of Statutory Completion for the Unit, and must produce a certified copy of that Certificate to the Purchaser once it is issued. 16. Clause 16.4 is amended as follows: If the Purchaser does not comply with the Vendor's notice under clause 16.3, the Vendor and his workmen or agents have the right to enter the Unit to make such necessary alterations and additions to the Unit as may be required by the Commissioner of Building Control, and to recover from the Purchaser the cost of the alterations and additions (including any goods and services tax payable thereon).

17. Clause 17.2 is amended as follows: Completion must take place 14 days after the Purchaser receives the Vendor's Notice to Complete accompanied by a copy of the certificate by the Vendor's qualified person stating that the Competent Authority approves the subdivision of the Building. 18. Clause 17.7 is amended as follows: Any liquidated damages payable to the Purchaser under clause 17.5 may be deducted from any instalment of the Purchase Price due to the Vendor. 19. Clause 19.1 is amended as follows: On the execution of this Agreement, the Vendor shall furnish to the Purchaser a copy of the certificate issued by a registered land surveyor certifying that the area of the Unit is the area derived from the dimensions shown on the plans approved by the Commissioner of Building Control and other relevant authorities. 20. The following new clauses are inserted: 22. Restrictions on Use and Enjoyment Pending Formation of Management Corporation The Purchaser agrees to comply with the restrictions in Schedule A from the date he takes possession of the Unit until the management corporation of the Building takes over from the Vendor the functions of managing and maintaining the Building. 23. Contracts (Rights of Third Parties) Act A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act to enforce any of its terms. 24. Approved Use of the Unit 24.1 The Unit is approved for use as a factory in the grant of the Written Permission for the Building by the Competent Authority under the Planning Act (Cap 232). 24.2 Unless with the prior permission of the Competent Authority under the Planning Act (Cap 232), the Purchaser shall not use the Unit or allow the Unit to be used for any purpose other than the approved use as specified above in accordance with the Written Permission of the Competent Authority. 25. Building Height Restriction 25.1 The Purchaser acknowledges that he is aware that the height of the building in the development is not to exceed 64m SHD inclusive of all structures and fixtures above the roof top such as antennae, water tanks, lift motor rooms, maintenance equipment, lightning conductors etc ("the Building Height Restrictions"). 25.2 The Purchaser agrees that he shall: (a) - observe, adhere and comply with the Building Height Restrictions; and (b) use his best endeavour to procure the management corporation (when formed) to observe, adhere and comply with the Building Height Restrictions.

26. Erection of Cranes/PHing Rigs Above 48m SHD The Purchaser acknowledges that he is aware of and agrees: 1) that for any erection of cranes/piling rigs above 48m SHD , a separate approval must be sought from RSAF's Air Plans Department - HQ RSAF, Mindef Building, Gombak Drive Singapore 669638 (Tel No. 6768357 & Fax No. 67698792); 2) that he must provide the following information in the application for approval: a) exact location with co-ordinates (Lat & Long format) of the cranes are to be indicated on a 1:10,000 or 1: 25,000 scale road map; b) the maximum height of the cranes in metres; and c) the period during which such cranes would be erected. 3) that clearance for crane operation is obtained from RSAF via fax or other expedient means at least 20 days prior to the commencement of any works. The cranes must be obstruction marked/lighted as per ICAO Annex 14. 4) Regardless of the proposed building height, clearance from the Civil Aviation Authority of Singapore shall be obtained before erecting any tall construction equipment such as crane, piling rig etc via fax or other expedient means. 5) that he shall use his best endeavour to procure that the management corporation (when formed) observes, adheres and complies with this clause. 27. RC Flat Roof The Purchaser acknowledges that he is aware that no access to RC flat roof and metal roof will be allowed except for maintenance only. No structures or other uses are allowed on the rooftop unless otherwise approved by the Competent Authority. 28. Void Area/Void Areas The Purchaser acknowledges that he is aware that there are no void areas in the Unit. 29. Perforated Staircases The Purchaser acknowledges that he is aware that the Unit is sold subject to the planning condition that any uncovered external perforated staircases of more than 1 metre wide (“the external perforated staircases”) shall not be covered, and that the Vendor has given an undertaking (“the Undertaking") to URA that the Vendor will not erect or construct or cause to be erected or constructed any cover over any of the external perforated staircases. The Purchaser shall use his best endeavour to procure the management corporation (when formed) to comply with and not to do or permit to be done any act or thing which may result in a breach of the Undertaking, in particular the management corporation shall not erect or construct or allow to be erected or constructed any cover over the uncovered external perforated staircases unless with the approval of the Competent Authority. 30. Notification of Approved Use of the Unit 30.1 The Purchaser acknowledges that he is aware that the Units in the development shall be used only for the use as approved by the Competent Authority in the grant of Written Permission for the development and not for any other use or purpose and that the use of the Units shall not be changed to any other use unless with the prior permission of the Competent Authority. 30.2 The Purchaser agrees that he shall inform his tenants or occupiers of the approved use of the Unit and shall expressly and clearly specify the same in the tenancy agreement or lease. 31. Walking and Cycling Plan 31.1 The Purchaser acknowledges that he is aware that the approved bicycle parking spaces and end-of trip facilities which are exempted from gross floor area computation shall not be converted to any other uses for any reason whatsoever and if the development is strata subdivided the approved bicycle parking spaces and end-of trip facilities shall not be any strata lot and shall form part of the common property of the strata subdivided development unless otherwise approved by the Competent Authority. 31.2 The Purchaser agrees that he shall: (a) observe, adhere and comply with clause 31.1 above; and (b) use his best endeavour to procure the management corporation (when formed) to observe, adhere and comply with clause 31.1 above. 32. Sale Subject to Building Agreement and the Lease 32.1 The Purchaser acknowledges and accepts that the sale of the Unit is subject to the terms and conditions of the Building Agreement and the Lease. 32.2 The Purchaser acknowledges and accepts that the Vendor is bound to perform, observe, adhere to and comply with the covenants, terms and conditions contained in the Building Agreement and the Lease and the Purchaser hereby agrees as follows: (a) the Purchaser shall not do anything to cause the Vendor to be in breach or default of any of the terms of the Building Agreement or the Lease; and (b) the Purchaser shall use his best endeavour to procure that the management corporation (when formed) shall duly perform, observe, adhere to and comply with the terms and conditions contained in the Building Agreement and the Lease. 33. By-laws of the Building The Purchaser will perform, observe and comply with such by-lawSi rules and regulations governing he Building (as may be implemented and/or amended from time to time) which are applicable at any given time and shall ensure that his agents, employees and visitors will perform, observe and comply with the same. 34. Restrictive Covenants (1) The Unit is sold subject to the restrictive covenants set out in Schedule B. (2) The Purchaser will only transfer (wholly or partly) his interest in the Unit to another subject to the restrictive covenants set out in Schedule B. (3) The Purchaser agrees to enter into these restrictive covenants at the time of conveyance. (4) The Purchaser agrees to observe and perform all these covenants for so long as he is the owner of the Unit.

(5) neither the Vendor nor the Purchaser will be liable for any breach of these covenants which may happen after the Purchaser has dispose of his entire interest in the Unit to another. 35. Car/Heavy Vehicle Parking Lots The Purchaser shall at all times use the car and/or heavy vehicle parking lots in the Building, regardless of whether they form part of the common property or the Unit, solely for the purposes of car and/or heavy vehicle parking only and no other purposes (including the carrying out of car and/or heavy vehicle repair works) unless prior written consent of the relevant competent authorities and the Vendor or the management corporation (when formed) are first had and obtained. 36. Internet Services The Vendor shall endeavour to procure a service provider for internet services (“the Internet Services”) to provide the necessary connection from its network to the Unit and/or the Building (or any part or parts thereof), so as to enable the Unit and/or the Building to receive the Internet Services. In the event, despite reasonable efforts being made by the Vendor, the Vendor is unable to procure any service provider to provide the said connection, thereby resulting in there being no Internet Services available in the Unit and/or the Building, the Vendor shall not be liable to the Purchaser for any compensation or for any damages costs fees expenses or losses whatsoever, or howsoever incurred, by virtue of the Purchaser being unable to obtain the Internet Services in the Unit and/or the Building. 37. Heavy Vehicle Parking Lots 37.1 The Purchaser acknowledges that he is aware that the heavy vehicle parking lots shall be maintained and operated as a heavy vehicle park in accordance with the Parking Places Act and the rules made thereunder for the full duration of the lease of the Building. The licensed heavy vehicle parking lots shall be used solely for heavy vehicle parking and that access to the heavy vehicle parking lots is available 24 hours daily for the entire duration of the lease tenure and that the heavy vehicle parking lots are encouraged to be opened to public use. 37.2 The Purchaser agrees that he shall use best endeavour to procure the management corporation (when formed) to comply with the Parking Places Act and the rules made thereunder and to ensure that access to the heavy vehicle parking lots is available 24 hours daily for the entire duration of the lease tenure and to encourage the heavy vehicle parking lots to be opened to public use. 38. Green Mark Platinum Super Low Energy 38.1 The Purchaser acknowledges that he is aware that the Vendor is required to incorporate energy-efficient, water-efficient and environmentally friendly design technologies and practices to achieve a minimum BCA Green Mark Rating of Green Mark Platinum Super Low Energy (SLE) with exemplary performance under the Maintainability (Mt) section (ie obtain Maintainability Badge) for each development on the land and to apply to BCA for assessment of the environmental features and performance of each development under the BCA Green Mark Scheme and achieve the rating of Green Mark Platinum Super Low Energy with Maintainability Badge and the Purchaser agrees to render full co-operation to the Vendor and to BCA, its officers, employees and agents in relation to the aforesaid assessment. 38.2 The Purchaser agrees that he shall comply with all the requirements to maintain the BCA Green Mark Rating of Green Mark Platinum Super Low Energy and not to do or permit to be done any act or thing which may in any way affect the BCA Green Mark Rating of Green Mark Platinum Super Low Energy.

38.3 The Purchaser agrees that he shall use his best endeavor to procure the management corporation (when formed) to comply with ail the requirements to maintain the BCA Green Mark Rating of Green Mark Platinum Super Low Energy and not to do or permit to be done any act or thing which may in any way affect the BCA Green Mark Rating of Green Mark Platinum Super Low Energy and to operate, manage and maintain the Building so as to achieve or retain the BCA Green Mark Rating of Green Mark Platinum Super Low Energy for Non Residential Buildings or such other future applicable BCA Green Mark certification standard and shall at all time maintain this level of certification during the certification period. 39. Covered Linkway 39.1 The Purchaser acknowledges that he is aware that the Vendor has undertaken to the Land Transport Authority ("LTA'1) to do and observe the following: a) to construct and maintain the proposed covered linkway extension leading to: 1) existing bus shelter along Tampines Avenue 10 (within road reserve); and ii) future bus shelter along Tampines North Drive 4 to be determined by LTA. b) to design covered linkway structure in accordance with JTC's covered linkway guidelines and comes with the necessary lighting and lightning protection; c) to ensure the covered linkway is structurally independent from the LTA bus shelter. 39.2 The Purchaser agrees that he shall maintain the covered linkway and that he shall use his best endeavor to procure the management corporation (when formed) to maintain the covered linkway. 40. Acquisition of Airspace of the Covered Linkway The Purchaser acknowledges that he is aware that the Vendor is required by JTC to purchase the stratum of airspace of the covered linkway extension to the existing bus shelter along Tampines Avenue 10 and to the future bus shelter along Tampines North Drive 4 subject to JTCs requirements, 41. Access Point Footpath Connecting to Park Connector 41.1 The Purchaser acknowledges that he is aware that the Vendor has undertaken to National Parks Board to construct and maintain the proposed access point footpath as shown on a copy of the plan attached as Annexure C connecting to Park Connector and to handover the responsibility to maintain the proposed access point footpath connecting to Park Connector to the management corporation (when formed), 41.2 The Purchaser agrees that he shall use his best endeavour to procure the management corporation (when formed) to maintain the proposed access point footpath connecting to Park Connector to the management corporation (when formed), 42. Waiver by Infocomm Media Development Authority (“IMDA”) 42.1 The Purchaser acknowledges that he Is aware that the Vendor is providing a riser depth of 750mm as IMDA has granted a temporary waiver of the requirement to provide, maintain and grant telecommunication licensees the use of, and access to, a telecommunication riser of depth 800mm in the Building upon and subject to the following conditions: a) The waiver is temporary until such time Wiat a telecommunication licensee or licensees notifies the Vendor that require the provision and use of, and access to, a telecommunication riser of 800mm in the Building:

i) Upon receiving such notification from a telecommunication licensee or licensees as specified in Clause 42.1 (a), the Vendor shall within a reasonable time and at its own costand expense provide, maintain and grant such telecommunication licensee (s) the use of, and access to, a telecommunication riser of depth 800mm in the Building. The Vendor shall comply with all statutory or regulatory requirements (including under the Code of Practice for Infocommunication Facilities in Buildings 2018 (“COPIF")) and obtain any requisite approvals .. relating to the provision of the telecommunication riser in a timely manner; ii) In the event of any disagreement between the Vendor and the telecommunication licensee or licensees arising from such notification, the Vendor shall co-operate in good faith with the licensee(s) to resolve the matter in a timely manner and seek to arrive at a mutually acceptable agreement on the use of the space for the telecommunication riser. In the event that the parties are unable to reach an agreement the matter may be referred to IMDA for a decision which shall be binding on the parties. b) To avoid doubt, the Vendor shall at all times continue to be subject to and required to comply with the requirements of the COPIF and any written laws to provide the relevant space and facilities for the purposes of enabling the deployment and operation of the telecommunication licensee's installation, plat or system to be used for telecommunications. c) The waiver will continue to apply even if there is a new owner/lessee of the Building in place of the Vendor. The new owner/lessee shall abide by the above conditions. d) IMDA may at its discretion and in the future, vary the conditions of or revoke this temporary waiver. 42.2 The Purchaser agrees to adhere and comply with the conditions of waiver and that he shall use his best endeavour to procure the management corporation (when formed) to adhere and comply with the conditions of waiver. 43. Waivers By Singapore Civil Defence Force ("SCDF”) 43.1 The Purchaser acknowledges that he is aware that SCDF has granted waivers to the following subject to conditions: a) to allow room housing transformer that uses flammable liquid to be located at Basement 1 storey of development; b) to allow fire engine access way length provision following the building perimeter length for direct external access by firemen into building internal; c) to allow discharge egress routes from airwell (evacuation safe zone) through driveway/carpark area to the building external; d) to allow 1 number of Fire Access Opening.at driveway ramp located at distance of 11 m from the fire engine access way, access from public road; e) to exempt installation of sprinkler points at the top of lift shafts; f) to allow use of fire shutter as compartment wall between floor to floor above 24m habitable height; g) to allow external firefighting access via raised planter to driveway and ramp area; h) to allow fire access opening to be placed against driveway & ramp area; 1) to allow distance of fire access opening at driveway/ramp exceed 20m 43.2 The waivers are granted by the Commissioner, SCDF under section 27 of the Fire Safety Act and the Purchaser acknowledges that he is aware that the waivers may be revoked at the discretion of the Commissioner, SCDF if any of the following circumstances occur: a) the fire safety environment or policy under which the waivers were granted have changes; b) the conditions under which the waivers were granted were not complied with; or c) the advance of technology allows the waived fire safety requirements to be effectively addressed,

43.3 The Purchaser agrees to observe, adhere and comply with the conditions of the waivers and shall not do anything to cause the Vendor to be in breach or default of any of the conditions of waivers. 43.4 The Purchaser shall use his best endeavour to procure the management corporation (when formed) to observe, adhere and comply with the conditions of waiver. 44, Kitchen Exhaust System for Industrial Canteen 1 and 2 The Purchaser acknowledges that he is aware that: (a) the industrial canteen unit is sold as a bare unit; (b) the kitchen exhaust fan equipment and air cleaner system ("the Kitchen Exhaust System”) serving the industrial canteen unit is to be designed, supplied and installed, commissioned, and maintained by the purchaser of the industrial canteen unit, will be located within the industrial canteen unit; (c) only the kitchen exhaust riser duct and the kitchen exhaust air louvre will be provided by the Vendor. For Canteen 1, the kitchen exhaust riser duct with cap off at both ends is provided from Level 1 to Level 3, near the Passenger Lift 1. For Canteen 2, the kitchen exhaust riser duct with cap off at both ends is provided from Level 2 to Level 3 at the green roof area. The kitchen exhaust riser duct is located at common property area and is the private property of the purchaser of the industrial canteen unit and it shall be his liability to extend the connection of duct from the kitchen exhaust riser duct cap off from both ends; (d) the Kitchen Exhaust System shall be designed, operated and maintained in accordance with the following Code of Practice: i) Code of Practice on Environmental Health; ii) Code of Practice for Air-Conditioning and Mechanical Ventilation in Building; iii) Code of Practice on Pollution Control; iv) Code of Practice for Fire Precautions in Building; v) Code of Practice for Electrical Installations; vi) Code of Practice for Protection Against Lightning; vii) Guideline on Boundary Noise Limit for Air-Conditioning and Mechanical Ventilation Systems in Non-lndustrial Buildings; viii) Other relevant statutory requirements, compliances and approval; (e) The kitchen exhaust fumes is allowed to be discharged at ground level by National Environment Agency; (f) the purchaser of the industrial canteen unit will be granted access to the common property area for the purpose of installing, maintaining, inspecting and servicing of the kitchen exhaust duct and kitchen exhaust lourve and for regular maintenance servicing, repair and replacement of the installations; (g) the purchaser of the industrial canteen unit shall ensure clean, good and safe working condition of the Kitchen Exhaust System by maintaining, inspecting, repainting, replacing and servicing it on a regular basis in compliance with the Codes of Practices referred to in clause 44(d) above. 45. Grease Separator for Industrial Canteen 1 and 2 The Purchaser acknowledges that he is aware that the complete grease separator system completed with underground piping (“ Grease Separator System”) serving the industrial canteen unit is located outside the canteen 1 near the Level 1 car parking area and the turfing outside the canteen 2. The Grease Separator System will be handed over to the purchaser of the industrial canteen unit who shall be responsible to ensure proper servicing, maintenance and testing of the Grease Separator System to be carried out at regular intervals as indicated in the Operation and Maintenance Manual provided and in compliance with the statutory requirements: i) for the removal of grease and sludge from the grease separator; ii) to carry out all repairs to the Grease Separator System as informed by the Vendor or the management corporation (when formed) or their authorized representatives with due diligence and due expedition within the period stipulated by the Vendor or the management corporation (when formed); iii) to bear the cost for future replacement of faulty equipment including parts, components and accessories of the Grease Separator System. 46. Mechanical, Electrical and Plumbing System The Purchaser acknowledges that he is aware that he is responsible for regular maintenance, repair and upkeep of the mechanical, electrical and plumbing system in his Unit including but not limited to: i) Plumbing System (including any plumbing pipes, fittings, taps, valve after Water Meter serving the canteen unit); ii) Sanitary System (including any sanitary pipes and fittings, floor trap, floor waste, water closet, sink, wash basin, waste sump, grease trap, before ■ Soil Water Pipe stack); iii) Electrical System (including any electrical boards and electrical components after Electrical Meter serving the canteen unit); iv) Handicap Call Point System; v) Mechanical Ventilation System (including all kitchen exhaust riser serving the canteen unit); and vi) Any other equipment and system which are provided and installed by the Vendor. 47. Mechanical & Electrical (“M&E”) Access The Purchaser agrees that he shall allow the Vendor or the management corporation (when formed) or their authorised representatives at all reasonable times and on reasonable notice being given with or without vehicles, tools or equipment full access into his Unit for checking, servicing, maintenance, repair or replacement of the Common M&E systems including but not limited to the following: i) Sprinkler pipes and sprinklers heads; ii) Fire Hosereels, Fire Alarm System, Fire Extinguishers, Manual Call Points, Alarm Bells, Strobe Lights and Person with disabilities (PWD) Call System; iii) One-Way Emergency Voice Communication Systems; iv) Lightning Protection System; v) Sanitary and Plumbing System; and vi) Cabling works related to any of the above items. 48. Development Ramp Up Access 48.1 The Purchaser hereby acknowledges that he is aware of and has full notice that the development ramp up access is designed for rigid-framed vehicle of length < 7,5m as per approved plan(s); 48.2 The Purchaser and the management corporation (when formed) shall be fully responsible and liable for addressing any feedback (e.g re-designing boundary walls) and for any damage, loss or injury to any person that might arise out of any aspect of such design, construction and/or maintenance.

49. Detention Drains 49.1 The Purchaser acknowledges that he is aware that there will be stormwater detention system in the development which are gravity discharge detention drains. The purpose of these detention drains is to slow down the flow of rainwater runoff to the external PUB drain and easing the stress of downstream stormwater management system. 49.2 The Purchaser agrees to perform and observe the Standard Operating Procedure on the maintenance, operation and monitoring of detention drain to ensure regular and proper upkeep of the detention drain to ensure smooth operations of the system as part of stormwater management and to carry out inspection at least once per month and after significant storm events. To perform and observe the maintenance regime: a) routine surveillance to be at least once a week to remove any potential habitats or cloggings; b) regular monitoring and maintenance at least once a month for subsoil drainpipes to ensure that they do not sag and create areas of water stagnation; c) to clear any blockage to inlets or outlets of water; d) to engage a Pest Control Operator to implement mosquito control program on site. The Purchaser agrees that he shall use his best endeavour to procure the management corporation (when formed) to observe and comply with the Standard Operating Procedure on the maintenance, operation and monitoring of detention drain. 49.3 The Purchaser agrees to perform and comply with the operation and maintenance checklist for on-site stormwater detention system which is attached as Annexure A and agrees to use his best endeavour to procure the management corporation (when formed) to perform and comply with the checklist. 50. Solar Photovoltaic Panels The Purchaser acknowledges that he is aware that: 1) the Vendor shall install the solar photovoltaic panels (“Solar Paneis") on the roof of the building in the development if the building has an available contiguous roof area of at least 800 sqm. Installation of solar panels on roof with an available contiguous roof area of less than 800 sqm or on other parts of the development will be subject to JTC's consent. 2) at the end of the Lease by expiry or otherwise to remove the Solar Panels unless JTC issues a letter of retention of the Solar Panels. 3) the Vendor will be entering into an agreement with the approved solar panel vendor to install the Soiar Panels (“the said contract"). 4) the said contract will be novated to the management corporation (when formed) and the Purchaser hereby consents to the novation and agrees that he will use his best endeavour to procure the management corporation (when formed) to sign the novation agreement as soon as practicable. 51. Surrender of Title The Purchaser acknowledges that he is aware and agrees that upon determination of the Lease, by expiry or otherwise, he shall at his own cost and expenses to immediately surrender or cause to be surrendered the duplicate subsidiary certificate of title for the land and buildings to the Registrar of Titles for cancellation and simultaneously give notice to JTC and the Vendor written notice of such surrender.

52. Termination of Strata Subdivision Upon Determination of Lease The Purchaser acknowledges that he is aware of and agrees: 1) to observe and comply with all covenants and conditions which are to be performed and observed by the Vendor under the terms of the Building Agreement and the Lease issued or to be issued under the Building Agreement ("the Lease”). 2) that on expiry of the Lease or sooner determination, procure the management corporation (when formed) to expeditiously take all steps necessary to terminate the strata subdivision of the building and to appoint a liquidator for purposes of winding up the affairs and distributing the assets of the management corporation in accordance with sections 81 and 82 of the Land Titles (Strata) Act (Cap 158), 3) that he shal! not act or neglect to act in any manner whatsoever, whether at meetings of the management corporation (when formed), meetings of the council of the management corporation (when formed) or otherwise which will result in the management corporation (when formed) acting in any manner which is inconsistent with or contrary to any of the provisions of the Building Agreement and the Lease. 4) that he, his assigns and successors-in title shall take all steps necessary to ensure compliance and observance with this clause and to procure the management corporation (when formed) to comply and observe this clause. 53 Dangerous Materials The Purchaser acknowledges that he is aware of and agrees not to carry on or permit or suffer to be carried on in or upon the land or any building thereon or any part thereof any noxious dangerous or offensive trade or business which may be or become a nuisance or annoyance to the owners tenants or occupiers of premises adjoining or adjacent thereto or to JTC. 54 Power Surge & Vibration 54.1 The Purchaser acknowledges that he is aware of and agrees not to cause or allow heavy power surge, high frequency voltage and current, noise, vibration or any electrical or mechanical interference or disturbance whatever which may prevent or prevents in any way the service or use of any communication system or affects the operation of other equipment, plant, installations, machinery, apparatus, fixtures, fittings or appliance of JTC, other lessees, tenants, licensees or occupiers (“Interference’’) and to allow JTC or any authorised person to inspect at all reasonable times, equipment, plant, installations, machinery, apparatus, fixtures, fittings or appliance in the Building and on its land to determine the source of the Interference and to take suitable measures to eliminate or reduce the Interference to JTC's satisfaction, if the Interference is found by JTC or such authorised person. 54.2 The Purchaser shall indemnify JTC against each and every claim proceeding action loss penalty damage cost and demand which may arise in connection with this clause 54. 55 Environmental Baseline Study The Purchaser acknowledges that he is aware of and agrees that at the termination of the Lease by expiry or otherwise to yield up the Building and its land to JTC in good and tenantable repair in accordance with the Vendor’s covenants and conditions contained in the Lease and at his own costs and expense:

(a) to remove all buildings, structures, fixtures, fittings, installations and equipment or any part of it as may be specified by JTC; and (b) to engage a competent independent consultant, who shall be from the relevant list of third party specialist consultants published at the relevant time by the National Environment Agency or its successor-in-title, to conduct a subsequent Environmental Baseline Study (“EBS Study") to determine the level of contamination at, on and beneath the Building and its land and to submit a written copy of the EBS Study to JTC. If the results of the EBS Study indicate that the level of minerals, hydrocarbons or chemicals present at the time of the EBS Study exceeds that of the previous first Environmental Baseline Study, to properly carry out within the time stipulated by JTC, all works necessary to decontaminate the land to the state and condition existing at the time of the previous first Environmental Baseline Study and to JTC’s and the relevant authority’s satisfaction and to reinstate any damage to and yield up the land in tenantable repair or original condition in accordance with the terms of the Lease. 56. Authorised Use and Prohibited Use 56.1 The Purchaser acknowledges that he is aware of and agrees: (a) the Building and its land shall be strictly used for any activities that may be permitted by the Authorities under the Planning Act (Cap 232) under the industrial Business 2 (B2) zoning in accordance with the Master Plan Written Statement provided always that the Building and its land or any part thereof shall not be used in any manner inconsistent with the use stated in the Head Lease; (b) No change in the authorised use which will result in a change of the industrial Business 2 (B2) zoning of the land of the Building or any part thereof shall be allowed; (c) the Building and its land is located in/in close proximity to Tampines Wafer Fabrication Park, Pasir Ris Wafer Fabrication Park and Tampines High-Tech Park (collectively the "Wafer Fab Park”); (d) The following uses and activities are prohibited on the land or part of the land which is within 600 metres of the Wafer Fab Park: (i) Chemical and chemical related industries; (ii) Oil & Gas/Petroleum related industries, oil refineries, refueling depots, coke or charcoal works, gas works; (iii) Waste treatment and waste recycling related industries, treatment of sewage, landfill site for municipal or industrial waste; (iv) Heavy engineering (e.g metal stamping, refining furnace, oil quench, steel casting, grit blasting, scrap metal recovery works, etc); (v) Concrete-related industries, including concrete batching plants and pre-casting yards; (vi) Central kitchen, food and fruit processing, vegetable farming, livestock farming and slaughtering; (vii) Motor vehicles repair or servicing including all related trades (e.g. installation and related tyres services); (viii) Mineral processing industries including crushing, grinding and milling works; (lx) Stock pile of quarry dust, graded stones, granite, excavated materials including sand and earth; (x) Integrated construction and pre-fabricated hub; (xi) Data Centre; (xii) Food or food-related usage; (xiii) Land-based logistics industry operating predominantly as "Inland Container Depot” ie use of open yard for storing of containers, dry box and associated depot activities; (xiv) Warehousing and third-party logistics;

(xv) Wood products or furniture industries, wood treatment and preservation facilities, pulping works, funeral parlour businesses; (xvi) Scrap yard and scrap metal recovery works; (collectively "Prohibited Activities") (e) the Prohibited Activities, except for Clause 56.1 (d) (xi), (xii) and (xiii), are allowed for the land or any part thereof which is within a distance of 601 metres to 800 metres of the Wafer Fab Park subject to the Purchaser’s compliance with Clause 56.1(g) (including submitting to JTC the reports, readings and logs of the Vibration Monitoring System upon JTC’s written request).In the event the Purchaser carries out any of the Prohibited Activities on the land or any part of the land which is within 601 metres to 800 metres of the Wafer Fab Park and such activity generates air pollution, the Purchaser shall upon JTC’s written submit to JTC a copy of its air monitoring report submitted to the relevant authority. (f) the Purchaser may subject to JTC’s prior written consent and extent or scale of such use or activity, except Clause 56.1 (d) (xi), (xii) and (xiii), carry out the following uses and activities on the land or any part of the land provided that the Purchaser shall at its own cost and expense take suitable measures to eliminate or reduce any vibration arising from such use or activity: i) Ceramic works; ii) Works involving electroplating, spray painting; iii) Motor vehicles repair or servicing including all related trades (e.g installation and related tyres services); iv) Wood products or furniture industries, wood treatment and preservation facilities, pulping works, funeral parlour businesses; and v) Scrap yard storage (g) the land and the Building is located in/in close proximity to Wafer Fab Park, suitable for wafer fabrication activities that require low vibration, low electromagnetic forces and good air quality. The Purchaser shall comply with and ensure compliance with the following; i) any vibration relating to, in connection with, arising from, generated by or, resulting from the development of the Building or any activities whatsoever on the land (whether directly or indirectly) including without limitation vehicular traffic generated by the development of the Building on the land and along the surrounding roads ("the Development and Activities”) shall not cause a vibration level which in any way affects the manufacturing and other business operations the lessees or other occupiers in the Wafer Fab Park shaded in grey as shown in the Control Plan attached as Annexure B. The Purchaser shall be responsible for any damage or loss that may be claimed by the lessees or occupiers of the adjacent and adjoining lands if it is proven to be caused by the Development and Activities and the Purchaser shall wholly and fully indemnify JTC against the same and keep JTC so indemnified at all times; and ii) prior to and during any activities that generate vibration, the Purchaser shall cooperate with lessees or other occupiers in the Wafer Fab Park and shall install a vibration monitoring system to establish an acceptable reading ("Allowed Vibration Tolerance Level”) which shall include the deployment of vibration monitoring devices at the boundary of the wafer fabrication plants to monitor the level of vibration (“Vibration Monitoring System"). The vibration monitoring devices in the Vibration Monitoring System shall measure the peal particle velocity (mm/s) and frequency of vibration and shall be able to log. (h) if the Purchaser fails to comply with or ensure compliance with Clause 56.1 (g)(i) in any way, the Purchaser shall be deemed to have breached the Lease including without limitation to Clauses 1(xxi), 1(xxv) and 2(i)(a) of the Lease. (i) the Building and its land shall not be used for dormitory housing for workers, whether ancillary or secondary workers' dormitories. 56.2 The Purchaser agrees that he shall: a) inform his tenants or occupiers of the Unit the approved use of the Unit and the prohibited uses referred to in 56.1(d )(i) to (xvi), (e), (f) and (g) above; b) specify in the tenancy agreement or lease the approved use of the Unit and the prohibited uses referred to in 56.1 (d) (i) to (xvi), (e), (f) and (g) above; c) observe, adhere and comply with the approved use of the Unit and the prohibited uses referred to in 56.1(d) (i) to (xvi), (e), (f) and (g) above; and d) use his best endeavour to procure the management corporation (when formed) to observe, adhere and comply with the approved use of the Unit and the prohibited uses referred to in 56.1(d) (i) to (xvi), (e), (f) and (g) above. 57. Vibration Controls The Purchaser acknowledges that he is aware that; (a) the land and development is located in/in close proximity to Wafer Fab Parks, suitable for wafer fabrication activities that require low vibration, low electromagnetic forces and good air quality; and. (b) he shall not cause a vibration level which in any way affects the manufacturing and other business operations of the lessees or other occupiers in the Wafer Fab Parks and shall be responsible for any damage or loss that may be claimed by the lessees or occupiers of the adjacent and adjoining lands if it is proven to be caused by any vibration level relating to or arising from the activities of the Purchaser. 58. Application for Clearance from National Environment Agency (“NEA") vide industrial Siting Consultation The Purchaser acknowledges that he is aware of and agrees that he shall: (a) apply and obtain clearance from NEA prior to commencing operation of the use of the Unit for industrial Business 2 (B2) zoning use via the Industrial Siting Consultation; (b) inform his tenants or occupiers of the Unit that the permitted use of the Unit is for industrial Business 2 (B2) use; (c) specify in the tenancy agreement or lease that the Unit the permitted use is for industrial Business 2 (B2) use; (d) observe, adhere and comply with the permitted use of industrial Business 2 (B2) use; and (e) use his best endeavour to procure that the management corporation (when formed) observes, adheres and complies with the permitted use of industrial Business 2 (B2) use. 59. Trial Pit Tests 59.1 The Purchaser acknowledges that he is aware that prior to the expiry or determination of the Lease at its own costs and expense, if so required by JTC, conduct trial pit tests on the land for the purpose of determining the nature and extent of changes in the soil, ground and environmental conditions arising directly or indirectly from or in connection with the Purchaser’s use of the land. The trial pit tests shall be carried out in such manner as may be directed by JTC at such locations on the land and within such time as may be required by JTC in its sole discretion. If the trial pit tests indicate the presence of contaminants in, on under or within the land, the Purchaser shall at its own costs and expense and within the time stipulated by JTC carry out all works and take all steps necessary to remediate and reinstate the land to a state and condition acceptable to JTC. For the purpose of this Clause 59.1 "contaminants11 shall mean: a) rubbish, debris, waste, obstructions and any other material, whether present at the commencement of the Lease or otherwise; or b) any substance that i) is polluting or injurious; ii) is foreign to, in excess of or alter the natural constituents of the natural soil, ground and environmental conditions on, in, under or within the land; or iii) may adversely affect the land in the JTC’s reasonable opinion.

59.2 The Purchaser agrees that he, his assigns and successors-in title shall take all steps necessary to ensure compliance and observance with this clause and to procure the management corporation (when formed) to comply and observe this Clause 59.1. 21. The following Notes are inserted in the First Schedule: (a) Materials, Fittings, Equipment, Finishes, Installations and Appliances Subject to clause 15.3, the brand, colour and model of all materials, fittings, equipment, finishes, installations and appliances supplied shall be provided subject to Architect’s selection, market availability and the sole discretion of the Vendor. (b) Internet access If the Purchaser requires internet access, the Purchaser will have to make direct arrangements with the Internet Services Provider and/or such relevant entities/authorlties for internet services to the Unit and to make al! necessary payments to the Internet Service Provider and/or the relevant entities/authorities. (c) Fan Coils Units, Electrical Points, Door Swing Positions and Ceilings Layout/Location of fan coil units, electrical points, door swing positions and ceilings are subject to Architect's sole discretion and final design. (d) Warranties Where warranties are given by the manufacturers and/or contractors and/or suppliers of any of the equipment and/or appliances installed by the Vendor at the Unit, the Vendor shall assign to the Purchaser such warranties at the time when possession of the Unit is delivered to the Purchaser. (e) Tiles Selected tile sizes and tile surface flatness cannot be perfect and are subject to acceptable range described in Singapore Standards SS483:2000.Notwithstanding this note, the Vendor shall remain fully responsible for the performance of its obligations under clause 10 and clause 18. (f) Glass Glass is manufactured material that is not 100% pure. Invisible nickel sulphide impurities may cause spontaneous glass breakage, which may occur in all glass by all manufacturers. The Purchaser is recommended to take up home insurance covering glass breakage to cover this possible event. Notwithstanding this note, the Vendor shall remain fully responsible for the performance of its obligations under clause 10 and clause 18,

SCHEDULE A RESTRICTIONS ON USE AND ENJOYMENT 1. The Purchaser will- (a) allow the Vendor and its agents at all reasonable times and on reasonable notice being given (except in case of emergency when no notice is required) to enter the Unit for the purpose of - (1) maintaining, repairing or renewing sewers, pipes, sprinkler pipes, sprinkler heads, fire hose reels, fire alarm system, fire extinguishers, manual call points, alarm bells, strobe lights, emergency voice communication system, person with disabilities (PWD) call system, lightning protection system, sanitary and plumbing system, cabling works, wires, cables and ducts used or capable of being used in connection with the enjoyment of any other unit in the Building or the common property; (it) maintaining, repairing or renewing the common property; and (111) executing any work or doing any act reasonably necessary for or in connection with the performance or the enforcement of the stipulations contained in this Schedule; (b) without delay carry out all work directed by any competent authority in respect of the Unit other than such work for the benefit of the Building generally, and pay all assessments, charges and outgoings which are payable in respect of the Unit; (c) repair and maintain his Unit and keep it in a state of good repair (reasonable wear and tear and damage by fire, storm, tempest or act of God excepted); (d) use and enjoy the Unit and the common property in such a manner as not to interfere unreasonably with the use and enjoyment thereof by other purchasers, their permitted tenants or visitors; 2. The Purchaser will not - (a) use the Unit or permit it to be used for any purpose (illegal or otherwise) which may be injurious to the reputation of the Building; (b) use the Unit or permit it to be used in such a manner or for such a purpose as to cause a nuisance or danger to any other purchaser, permitted tenants or visitors of such other purchaser; (c) use the Unit for any purpose contrary to the terms of use of that Unit shown in the plans approved by the competent authority pursuant to the Planning Act (Cap 232); (d) store or use as fuel in the Unit any substance or material which may give rise to smoke, fumes or obnoxious odour; (e) throw or allow to fall any refuse or rubbish of any description on the common property or any part thereof except in refuse bins or in refuse chutes provided in the Building; (f) keep any animal in the Unit or the common property which may cause annoyance to any other purchaser or the family, permitted tenants or visitors of such other purchaser; (g) obstruct or permit the obstruction of any walkway, pavement, entrance, corridor, lobby, stairway, fire escape, road or any other area of the common property; (h) affix or erect any shade, blind, aerial, awning, grill, exhaust fan or the like to the windows, or the exterior areas of the Unit without the prior written approval of the Vendor or which is not in accordance with the design and specifications of the Vendor;

(i) install any television, radio or other antenna on the roof of any building in the Building or any part of the common property; (j) park or permit vehicles to be parked or stationary at any place except at such place(s) designated by the Vendor and shall not carry out any major repair work to any vehicle within the Building; (k) hold any funeral service and/or wake within the Building except in the Purchaser's Unit I at areas designated by the Vendor and shall comply with any specific rules or requirements set down by the Vendor; (l) mark, paint, drive nails or screws or the like into, or otherwise damage or deface any structure that forms Opart of the common property without the approval in writing of the Vendor; (m) affix or erect any shade, blind, awning, grill or other covering or enclosure or the like to the common lobbies of the Building without prior written approval of the Vendor and the relevant competent authorities; (n) erect or cause or suffer to be erected any structure fixture or feature on the Unit which will obstruct or otherwise hinder any of the purposes set out in Clause 1 (a) hereof; (o) hang or dry or permit the hanging or drying of any clothes, linen, washing and such like articles beyond the strata unit area except in areas specially provided for in and upon the Unit; and (p) insert or deliver any junk mails to letter boxes,

SCHEDULEB (referred to in Clause 34 above) RESTRICTIVE COVENANTS
(for Instrument of Restriction) 1. In this Restriction, except to the extent that the context requires otherwise: "Building Agreement" means the Building Agreement dated 21 February 2024 entered into between Jurong Town Corporation of the one part and SB (TND) Investment Pte Ltd (UEN 202344688N) of the other part. "Building" mean the building known as "Tampines Connection" buiit by the Vendor under approved Building Plan BP No A1830-00464-2023-BP01; "Tampines Connection by-laws" mean the by-laws rules and regulations governing Liner (as may be implemented and/or amended from time to time) which are applicable at any given time. “JTC” means Jurong Town Corporation. "Lease" means the Lease issued or to be issued by JTC under the Building Agreement. “NEA” means the National Environment Agency. "Purchaser” means the CovenantorfTransferee in the Instrument of Restriction. "Vendor” means the CovenanteefTransferor in the Instrument of Restriction. "Unit” means the premises described in the Description of Servient Land in the Instrument of Restriction. 2. The Purchaser will: (1) not fail, neglect and/or refuse to perform, observe and comply with such by-laws rules and regulations governing Tampines Connection by-laws (as may be implemented and/or amended from time to time) which are applicable at any given time and shall ensure that his agents, employees and visitors perform, observe and comply with the Tampines Connection by-laws; (2) not permit or allow or suffer the management corporation to neglect or fail to perform, observe, comply with or adhere to the terms and conditions contained in the Lease, the Building Agreement, and the Tampines Connection by-laws; (3) not permit or allow or suffer the management corporation to neglect or fail to maintain, repair, renew and keep the Building in clean good and safe condition and in substantial repair in compliance with such requirements and directives as issued by the relevant authorities from time to time; (4) not do or omit or suffer or permit to be done any act or thing which would or might cause the Vendor to be in breach of the Lease in respect of the land comprising the Building or which if done omitted or suffered or permitted by the Purchaser would or might constitute a breach of the terms, covenants and conditions on the part of the Vendor to be observed or performed under the Building Agreement and/or the Lease; (5) not object or permit or allow the management corporation to object to the owners/occupiers of the Industrial Canteen Unit in the Building to install privately owned kitchen exhaust system on or within the common property of the Building at his own costs and expense and will not prevent or disallow the owners/occupiers of the Industrial Canteen Unit full free and unhindered use and enjoyment of and access to such facility free of any charge or fee. The owners/occupiers of the Industrial Canteen Unit shall ensure clean, good and safe working condition of the kitchen exhaust system by maintaining, inspecting, repainting, replacing and servicing it on a regular basis in compliance with the relevant Codes of Practices applicable to it. (6) not erect or construct or cause to be erected or constructed any cover over the uncovered external perforated staircases of more than 1 metre wide. (7) not fail,refuse or neglect to surrender the duplicate subsidiary strata certificate of title for the Unit to the Registrar of Titles for cancellation upon the termination of the Lease by expiry or otherwise. (8) not fail, neglect and/or refuse to procure the management corporation of the Building to expeditiously take all steps necessary steps to terminate the strata subdivision of the building on expiry of the Lease or sooner determination thereof and to appoint a liquidator for purposes of winding up the affairs and distributing the assets of the management corporation in accordance with sections 81 and 82 of the Land Titles (Strata) Act (Cap 158). (9) not carry on or permit or suffer to be carried on in the Building and upon its land or any part thereof any noxious, dangerous or offensive trade or business which may be or become a nuisance or annoyance to the owners, tenants or occupiers of the premises adjoining or adjacent thereto or to JTC. (10) not cause or allow heavy power surge, high frequency voltage and current, noise, vibration or any electrical or mechanical interference or disturbance whatever which may prevent or prevents in any way the service or use of any communication system or affects the operation of other equipment, plant, installations, machinery, apparatus, fixtures, fittings or appliance of JTC, other lessees, tenants, licensees or occupiers {“ Interference”) and to allow JTC or any authorized person to inspect at all reasonable times, equipment, plant, installations and to indemnify JTC against each and every claim proceeding action loss penalty damage cost and demand which may arise in connection therewith. (11) not fail, refuse or neglect at the termination of the Lease by expiry or otherwise to yield up the Building and its land to JTC in good and tenantable repair in accordance with the Vendor's covenants and conditions contained in the Lease at his own costs and expense. (12) not fail, refuse or neglect to engage a competent independent consultant from the relevant list of third party specialist consultants published at the relevant time by NEA or its successor-in-title, to conduct a subsequent Environment Baseline Study ("EBS Study") to determine the level of contamination at, on and beneath the Building and its land and to submit a written copy of the EBS Study to JTC. If the results of the EBS Study indicate that the level of minerals, hydrocarbons or chemicals present at the time of the EBS Study exceeds that of the previous first Environmental Baseline Study, to property carry out within the time stipulated by JTC, all works necessary to decontaminate the land to the state and condition existing at the time of the previous first Environmental Baseline Study and to JTC’s and the relevant authority’s satisfaction and to reinstate any damage to and yield up the land in tenantable repair or original condition in accordance with the terms of Lease. (13) not carry out, permit or suffer any usage or activities in the Building and on its land any usage or activities prohibited under clause 2(i) of the Lease. (14) not carry out, permit or suffer the Building and on its land to be used as a dormitory housing for workers, whether ancillary or secondary workers’ dormitories. (15) not fail, neglect and/or refuse to apply and to obtain a clearance from NEA prior to commencing operation of the use of the Unit via the Industrial Siting Consultation and shall not fail, refuse or neglect to inform his tenants or occupiers of the Unit to obtain such clearances or to specify in the tenancy agreement or lease the approved use of the Unit and the requirement to obtain such clearances. PROVIDED ALWAYS THAT nothing herein contained shall impose or be deemed to impose on the Vendor any obligation to enforce or effectuate the aforesaid restrictive or other covenants or any of them against the Purchaser his successors, assigns and personal representatives.

SIGNED by or for the VENDOR in the presence of:- SIGNED by or for the PURCHASER in the presence of:- Seng Meei Huey . S79V^363H 19 Palm Grove Ave
#03-08 Singapore 547315

ANNEX A TRANSACTION PARTICULARS (to Sale and Purchase Agreement dated} 1) the Purchaser Name : Address : Rectitude Pte Ltd (UEN 199708654N) 35 Tampines Industrial Avenue 5 T5 @ Tampines Singapore 528627 2) Booking Fee : $65,550.00 plus $5,899.50 (GST) 3) Date of Option To Purchase : 6 December 2024 4) Purchase Price : $1,311,000.00 plus GST thereon 5) the Unit : the factory on the 2nd storey of the Building, comprising an estimated floor area of 179 square metres (including void area/void areas of 0 square metres ) as shown in the registered land surveyor’s certificate on strata area and which is known as 2 Tampines North Drive 4 #02-04 Singapore 529434. 6) Purchaser’s Solicitors : Pacific Law Corporation 111 North Bridge Road #22-01 Peninsula Plaza Singapore 179098 7) Unit Purchase Price : $7,324.02 per square metres 8) Share Value allotted to the Unit : 395 9) Share of maintenance charges for the common property of the Building : 395/100,000

ANNEXURE A IT € Ssa Fie. Ud. t C UR JI ROAD. «1 J* 16, si NGA *0 A£ 36997 7 nt: 633 54169,6337 3 5*7 fav, £337 0758 Email; toin3£9@*vw*tr<>ffti£ Company 20OB17265E GST RtpiVKW tb; 1006172151 OPERATIONS AND MAI NTENANCE CHECKLIST FOR ON-SITE STORMWATER DETENTION SYSTEMS Development Address & MCST no.: Location of Detention Drain: FINDINGS / OBSERVATION Date of Inspection: Monthly/after significant storm events A Access into detention drain system is secure, (out of bounds to unauthorised personnel) B No obstruction of maintenance access / openings C Structural integrity of drain not compromised (no cracks / leaks) . D No stagnant water in tank E No residual water at inlet/outlet structures F No mosquito breeding G No pest infestation within the system H No clogging at inlet/outlet structuresZtrash racks ( No excessive sediment builds up in tanks J Access into the detention tank system is secure (out of bounds to public and unauthorised personnel)

Dated this day of 2024 SALE AND PURCHASE AGREEMENT RELATING TO 2 Tampines North Drive 4 #02-04 Singapore 529434 M/s Wee Tay & Um LLP 133 New Bridge Road #19-09/10 Chinatown Point Singapore 059413